EXHIBIT 3.2.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
COUNTRYWIDE CREDIT INDUSTRIES, INC.

Countrywide Credit Industries, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

        1. That at a meeting of the Board of Directors of Countrywide Credit Industries, Inc., (the “Corporation” or “Company”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for the proposal to be presented to the shareholders of the Corporation at the next Annual Meeting of the Shareholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the Company’s Certificate of Incorporation be amended to increase the authorized Common Stock, and for this purpose the Third article be amended to read as follows:

THIRD: The aggregate number of shares which the Corporation shall have authority to issue is two hundred forty million (240,000,000) shares of Common Stock, of the par value of five cents ($.05) per share, and one million, five hundred thousand (1,500,000) shares of Preferred Stock, of the par value of five cents ($.05) per share. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. With respect to the Preferred Stock, the Board of Directors of this Corporation is authorized to determine or alter the voting rights, dividend privileges, liquidation preferences, and all other rights, preferences, privileges, liquidation preferences, and all other rights, preferences, privileges and restrictions, including without limitation, conversion rights into Common Stock, granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limitations or restrictions stated in any resolution of the Board of Directors originally fixing the number of shares of Preferred Stock constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation of any series and to fix the number of shares of any series.

        2. That thereafter, the Annual Meeting of the Stockholders, of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on June 24, 1992, at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

         3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, said Countrywide Credit Industries, Inc. has caused this certificate to be signed by David S. Loeb, its President, and Sandor E. Samuels, its Secretary, this 25th day of June, 1992.

                                                              BY:      /s/
                                 David S. Loeb
                                                                       President

ATTEST:

/s/
Sandor E. Samuels
Secretary